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🔒 Q 30 year rste

Overview   **Rates**   Calculator   Process

● 30-yr fixed   **7.665%**   ×

● 30-yr fi   **224%**   ×

● 30-yr   **36%**   ×

+ Ad

Loan a
$300K   ▼   ⓘ

State   re
Massach   719   ▼   ⓘ

Hi

**I've got some good news
and bad news**

23

Po

Calc

🔇

♡    ○    ◁    ▷   🔖

With interest rates through the roof lately,I have some good news and bad news. Bad news first, increased interest rates means that it's both more expensive and harder to borrow money

The good news though is that whoever can lend money to those who need money could potentially make some money.



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happy days but that same
deal today



   

Uh…. Let me explain

Back a few years ago if you were a big time real estate investor looking at a $100M deal, you could come up with $25M of your own money and the bank would lend you $75M happy days. But that same deal today, because of the interest rates and all that. You would still put up $25M but the bank might only lend you $51M…which means you would be short $24M.

But that $24M shortfall presents an opportunity to those who can lend into the

gap.

 **johnsfinancetips**  · **Follow**

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Original audio

Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing

actually have a fund that
invests in private credit deals



   

But I'm not rich..

Don't have to be, my partners at the Fundrise Income Fund invest in Private Credit deals just like the example above. They source and lend to various deals around the country, and to get access tap the link in my bio or head to Fundrise.com to get started! Or comment below Fundrise 24 and I'll send you the link.



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· · ·

income real estate fund ad



This is an income real estate fund ad.

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Besides making it more expensive to buy a house, a rise in interest rates presents an interesting opportunity for Private Credit.

The Content is for informational purposes only, you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

All Content on this page is information of a general nature and does not address the circumstances of any particular individual or entity. Nothing on this page constitutes professional and/or financial advice. You alone assume the sole responsibility of evaluating the merits and risks associated with the use of any information or other Content on the Page before making any decisions based on such information or other Content. In exchange for using the Page, you agree not to hold John, its affiliates or any third party service provider liable for any possible claim for damages arising from any decision you make based on information or other Content made available to you through the Page.

There are risks associated with investing in securities. Investing in stocks, bonds, exchange traded funds, mutual funds, and money market funds involve risk of loss. Loss of principal is possible. Some high risk investments may use leverage which will accentuate gains & losses. Foreign investing involves special risks, including a greater volatility and political, economic and currency risks and differences in accounting methods. A security's or a firm's past investment performance is not a guarantee or predictor of future investment performance.

#fundrisepartner #incomefund #investing #privatecredit
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30 year rste
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Overview
Process
30-yr fixed
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Loan amount
$300K
State
bad news first increase rates
00:04/00:57

With interest rates through the roof lately,I have some good news and bad news. Bad news first, increased interest rates means that it's both more expensive and harder to borrow money

The good news though is that whoever can lend money to those who need money could potentially make some money.



Uh…. Let me explain

Back a few years ago if you were a big time real estate investor looking at a $100M deal, you could come up with $25M of your own money and the bank would lend you $75M happy days.

But that same deal today, because of the interest rates and all that. You would still put up $25M but the bank might only lend you $51M…which means you would be short $24M.

But that $24M shortfall presents an opportunity to those who can lend into the

gap.


Find related content
Repor
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
actually have a fund that invests in private credit deals

But I'm not rich..

Don't have to be, my partners at the Fundrise Income Fund invest in Private

Credit deals just like the example above. They source and lend to various deals around the country, and to get access tap the link in my bio or head to Fundrise.com to get started! Or comment below Fundrise 24 and I'll send you the link.



income real estate fund ad

00:57/00:57

This is an income real estate fund ad.



johnsfinancetips

John Liang · 56m ago

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A rise in interest rates presents an opportunity for Private Credit.

The Content is for informational purposes only, you should not construe any such information or other material as legal, tax, investment, financial, or other advice.
All Content on this page is information of a general nature and does not address the circumstances of any particular individual or entity. Nothing on this page constitutes professional and/or financial advice. You alone assume the sole responsibility of evaluating the merits and risks associated with the use of any information or other Content on the Page before making any decisions based on such information or other Content. In exchange for using the Page, you agree not to hold John, its affiliates or any third party service provider liable for any possible claim for damages arising from any decision you make based on information or other Content made available to you through the Page.

Be the first to comment!

There are risks associated with investing in securities. Investing in stocks, bonds, exchange traded funds, mutual funds, and money market funds involve risk of loss. Loss of principal is possible. Some high risk investments may use leverage which will accentuate gains & losses. Foreign investing involves special risks, including a greater volatility and political, economic and currency risks and differences in accounting methods. A security's or a firm's past investment performance is not a guarantee or predictor of future investment performance.
#fundrise #incomefund #investing #privatecredit

Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund’s prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing

Be the first to comment!